FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosure 1   - Rule 8.3 Chloride Group Plc announcement released 27 May 2008
Enclosure 2   - Rule 8.3 Expro International Group Plc announcement released 27 May 2008
Enclosure 3   - Rule 8.3 Chloride Group Plc announcement released 28 May 2008
Enclosure 4   - Rule 8.3 Expro International Plc announcement released 28 May 2008
Enclosure 5   - Rule 8.3 Chloride Group Plc announcement released 29 May 2008
Enclosure 6   - Rule 8.3 Expro International Group Plc announcement released 29 May 2008
Enclosure 7   - Rule 8.3 Chloride Group Plc  announcement released 29 May 2008
Enclosure 8   - Rule 8.3 Expro Internation Group Plc announcement released 29 May 2008
Enclosure 9   - Rule 8.3 Chloride Group Plc  announcement released 30 May 2008

Enclosure 1

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Chloride Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	23 May 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,046,433	(1.5694%)	116,851	(0.0453%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,046,433	(1.5694%)	116,851	(0.0453%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,200	2.7400 GBP

(b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	27 May 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 2

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Expro International Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	23 May 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,368,684	(1.2393%)	50,111	(0.0454%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,368,684	(1.2393%)	50,111	(0.0454%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Sale Sale	50,000 200,000	15.5000 GBP 16.1760 GBP

(b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	27 May 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 3

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Chloride Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	27 May 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,043,433	(1.5683%)	116,921	(0.0453%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,043,433	(1.5683%)	116,921	(0.0453%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale Sale	42,405 42,475 3,000	2.7650 GBP 2.7650 GBP 2.7500 GBP

(b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	28 May 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 4

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Expro International Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	27 May 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,368,684	(1.2393%)	50,141	(0.0454%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,368,684	(1.2393%)	50,141	(0.0454%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	18,093 18,123	1.6150 GBP 1.6150 GBP

(b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	28 May 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 5

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Chloride Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	27 May 2008

Amendment: Chloride position should read as follows:

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)
	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,043,433	(1.5683%)	74,446	(0.0289%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,043,433	(1.5683%)	74,446	(0.0289%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)
Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)
Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase* Sale Sale	84880 42,475 3,000	2.7650 GBP 2.7650 GBP 2.7500 GBP

*Late trade: Purchase of 42,475 on the 27
th
, booked on the 28
th
 May. Purchase amount amended from 42,405 to 84,880

(b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	29 May 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 6

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Expro International Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	27 May 2008

Amendment: Expro International Group Plc position should read as follows:

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)
	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,368,684	(1.2393%)	32,018	(0.0290%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,368,684	(1.2393%)	32,018	(0.0290%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)
Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)
Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase* Sale	36,216 18,123	16.1500 GBP 16.1500 GBP

*Late trade: Purchase of 18,123 on the 27
th
, booked on the 28
th
 May. Purchase amount amended from 18,093 to 36,216

(b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	29 May 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 7

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Chloride Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	28 May 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,044,363	(1.5686%)	74,446	(0.0289%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,044,363	(1.5686%)	74,446	(0.0289%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	930	2.7600 GBP

(b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	29 May 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 8

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Expro International Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	28 May 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,218,684	(1.1033%)	32,018	(0.0290%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,218,684	(1.1033%)	32,018	(0.0290%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	150,000	16.1170 GBP

(b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	29 May 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 9

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Chloride Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	29 May 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,039,363	(1.5667%)	74,446	(0.0289%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,039,363	(1.5667%)	74,446	(0.0289%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	5,000	2.7600 GBP

(b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	30 May 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 02 June, 2008
THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat